Marshall Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

Ph. (direct): 312-461-5920

Fax (direct): 312-461-2817

December 29, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20543

Re:	Marshall Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on December 14, 2011 regarding Post-Effective Amendment Number 73 to the Registrant’s Form N-1A Registration Statement filed on October 28, 2011 (the “Post-Effective Amendment”) for the purpose of annually updating the Prospectus and Statement of Additional Information for the nineteen series of the Registrant currently offered (each, a “Fund,” and collectively, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Comments Applicable to All Funds

1.	Comment: Supplementally provide the legend to be used in the Summary Prospectuses.

Response: Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the Fund online at www.bmofundsus.com. You can also get

Ms. Deborah O’Neal-Johnson

this information at no cost by calling 1-800-236-FUND (3863) or by sending an e-mail request to bmofundsus.services@micorp.com or by asking your broker/dealer, investment professional or financial institution. The Fund’s Prospectus and Statement of Additional Information, both dated December 29, 2011, are incorporated by reference into this Summary Prospectus.

2.	Comment: For Funds that disclose “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” tables of the Fund Summary, consider adding disclosure regarding investing in other investment companies as a principal investment strategy.

Response: For Funds that disclose Acquired Fund Fees and Expenses as a separate line item, “Investments in Other Investment Companies Risks” disclosure has been added under “Principal Risks” in the applicable Fund Summary.

3.	Comments: Confirm whether there is a subsequent minimum investment over the $2 million initial investment required in order to purchase additional I class shares in the Funds.

Response: Registrant confirms supplementally that there is no subsequent minimum investment over the $2 million initial investment in order to purchase I class shares in the Funds.

4.	Comment: Confirm that the “Best quarter” and “Worst quarter” disclosures for each Fund do not include quarters that are not reflected in the “Annual Total Returns” bar chart for that Fund.

Response: The Registrant confirms that the “Best quarter” and “Worst quarter” disclosures for each Fund have been updated and do not include quarters that are not reflected in the “Annual Total Returns” bar chart for that Fund.

5.	Comment: Reference to the “Fee Waiver and Expense Reimbursement” and related footnote is not allowed in the prospectus summary if it did not lower “Total Annual Fund Operating Expenses” during the last fiscal year.

Response: The Registrant confirms that the “Fee Waiver and Expense Reimbursement” and related footnote will not be disclosed in the Fund Summary if Total Annual Fund Operating Expenses were not lowered because of it in fiscal 2011.

BMO Ultra Short Tax-Free Fund Comments

6.	Comment: Add disclosure of the speculative nature of high yield securities to the Principal Risks discussion in the prospectus summary.

Response: The requested disclosure has been added.

Ms. Deborah O’Neal-Johnson

BMO Short-Term Income Fund Comment

7.	Comment: Add disclosure regarding high yield securities to the Principal Risks section.

Response: The requested disclosure has been added.

BMO Government Money Market Fund Comment

8.	Comment: Disclose whether the IMNGMMI benchmark returns in the “Average Annual Total Returns” chart reflect deduction of fees, sales charges and taxes.

Response: The requested disclosure has been added.

*         *         *

If you have any questions regarding these responses, please call me at 312.461.5920.

Very truly yours,

/s/ Linda S. VanDenburgh
Secretary

cc:	John Blaser (Marshall Funds, Inc.)

Maureen A. Miller (Vedder Price P.C.)